SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934*

                                    HSN, INC.
                 (formerly named Silver King Communications, Inc.)
                                 (Name of Issuer)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                  40429R 10 9
                                  (CUSIP Number)

         Stephen M. Brett, Esq.        Pamela S. Seymon, Esq.
         Senior Vice President         Wachtell, Lipton, Rosen & Katz
           and General Counsel         51 West 52nd Street
         Tele-Communications, Inc.     New York, New York 10019
         5619 DTC Parkway              (212) 403-1000
         Englewood, CO  80111
         (303) 267-5500
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                December 20, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this state-ment [ ]. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five per-cent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter disclosures pro-vided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         *NOTE: THIS STATEMENT CONSTITUTES AMENDMENT NO. 2 OF A RE-PORT ON SCHEDULE 13D OF BDTV INC., AMENDMENT NO. 6 OF A REPORT ON SCHEDULE 13D OF EACH OF BARRY DILLER AND THE REPORTING GROUP (AS DEFINED IN ITEM 2) AND AMENDMENT NO. 8 OF A REPORT ON SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.


    CUSIP No. 40429R 10 9

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Tele-Communications, Inc.
              84-1260157

         (2)  Check the Appropriate Box if a Member of a Group
                                                              (a)  [X]
                                                              (b)  [ ]

         (3)  SEC Use Only

         (4)  Source of Funds

                   OO

         (5)  Check if Disclosure of Legal Proceedings is Required Pursu-
              ant to Items 2(d) or 2(e)    [  ]

         (6)  Citizenship or Place of Organization

              Delaware

     Number of       (7)    Sole Voting Power           0 shares
    Shares Bene-
      ficially       (8)    Shared Voting Power         23,380,094 shares
     Owned by
    Each Report-     (9)    Sole Dispositive Power      0 shares
     ing Person
       With          (10)   Shared Dispositive Power    23,380,094 shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Per-son

               23,380,094 shares

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
               Excludes shares beneficially owned by the executive offic-ers and directors of TCI. See Item 5. Excludes options to purchase an aggregate of 6,379,385 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days.

         (13)  Percent of Class Represented by Amount in Row (11)

                                 39.5%
               Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company rep-resenting approximately 77.8% of the voting power of the Company.

         (14)  Type of Reporting Person (See Instructions)
                                 CO


                                Page 2 of 20 Pages


    CUSIP No. 40429R 10 9

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

               Barry Diller

         (2)  Check the Appropriate Box if a Member of a Group
                                                           (a)        [X]
                                                           (b)        [ ]

         (3)  SEC Use Only

         (4)  Source of Funds

                        OO

         (5)  Check if Disclosure of Legal Proceedings is Required Pursu-
              ant to Items 2(d) or 2(e)          [  ]

         (6)  Citizenship or Place of Organization

              United States

     Number of     (7)   Sole Voting Power            0 shares
    Shares Bene-
      ficially     (8)   Shared Voting Power          23,380,094 shares
     Owned by
    Each Report-   (9)   Sole Dispositive Power       0 shares
     ing Person
       With        (10)  Shared Dispositive Power     23,380,094 shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Per-son

               23,380,094 shares

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
               Excludes shares beneficially owned by the executive offic-ers and directors of TCI. See Item 5. Excludes options to purchase an aggregate of 6,379,385 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days.

         (13)  Percent of Class Represented by Amount in Row (11)

                             39.5%
               Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company rep-resenting approximately 77.8% of the voting power of the Company.

         (14)  Type of Reporting Person (See Instructions)
                             IN


                                Page 3 of 20 Pages

    CUSIP No. 40429R 10 9

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

               BDTV INC.
               84-1260157

         (2)   Check the Appropriate Box if a Member of a Group
                                                      (a)  [X]
                                                      (b)  [ ]

         (3)   SEC Use Only

         (4)   Source of Funds

         (5)   Check if Disclosure of Legal Proceedings is Required Pur-
               suant to Items 2(d) or 2(e)       [  ]

         (6)   Citizenship or Place of Organization

               Delaware

     Number of     (7)   Sole Voting Power            0 shares
    Shares Bene-
      ficially     (8)   Shared Voting Power          23,380,094 shares
     Owned by
    Each Report-   (9)   Sole Dispositive Power       0 shares
     ing Person
       With        (10)  Shared Dispositive Power     23,380,094 shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Per-son

               23,380,094 shares

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
               Excludes shares beneficially owned by the executive offic-ers and directors of TCI. See Item 5. Excludes options to purchase an aggregate of 6,379,385 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days.

         (13)  Percent of Class Represented by Amount in Row (11)

                             39.5%
               Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company rep-resenting approximately 77.8% of the voting power of the Company.

         (14)  Type of Reporting Person (See Instructions)
                             CO


                                Page 4 of 20 Pages


    CUSIP No. 40429R 10 9

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

               BDTV II INC.

         (2)   Check the Appropriate Box if a Member of a Group
                                                      (a)  [X]
                                                      (b)  [ ]

         (3)   SEC Use Only

         (4)   Source of Funds

                             OO

         (5)   Check if Disclosure of Legal Proceedings is Required Pur-
               suant to Items 2(d) or 2(e)       [  ]

         (6)   Citizenship or Place of Organization

               United States

     Number of     (7)   Sole Voting Power            0 shares
    Shares Bene-
      ficially     (8)   Shared Voting Power          23,380,094 shares
     Owned by
    Each Report-   (9)   Sole Dispositive Power       0 shares
     ing Person
       With        (10)  Shared Dispositive Power     23,380,094 shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Per-son

               23,380,094 shares

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
               Excludes shares beneficially owned by the executive offic-ers and directors of TCI. See Item 5. Excludes options to purchase an aggregate of 6,379,385 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days.

         (13)  Percent of Class Represented by Amount in Row (11)

                             39.5%
               Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company rep-resenting approximately 77.8% of the voting power of the Company.

         (14)  Type of Reporting Person (See Instructions)

                         CO


                                Page 5 of 20 Pages


                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D/A

                                  Statement of

                            TELE-COMMUNICATIONS, INC.,

                                   BARRY DILLER

                                    BDTV INC.

                                       and

                                   BDTV II INC.

                            Pursuant to Section 13(d)
                      of the Securities Exchange Act of 1934

                                  in respect of

                                    HSN, INC.
                (formerly named Silver King Communications, Inc.)

                   This Report on Schedule 13D (the "Schedule 13D") re-lates to the common stock, par value $.01 per share (the "Com-mon Stock"), of HSN, Inc., a Delaware corporation (the "Com-pany," which was formerly named Silver King Communications, Inc.). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI
         Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 8 to the TCI Schedule 13D. In addition, the Re-port on Schedule 13D originally filed by each of Mr. Barry Diller (the "Barry Diller Schedule 13D") and the Reporting Group (the "Reporting Group Schedule 13D") on August 29, 1995, as amended and supplemented by the amendments thereto previ-ously filed with the Commission, is hereby amended and supple-mented to include the information contained herein, and this Report constitutes Amendment No. 6 to each of the Barry Diller
         Schedule 13D and the Reporting Group Schedule 13D. This Report on Schedule 13D also constitutes Amendment No. 2 to the Report on Schedule 13D of BDTV INC., a Delaware corporation ("BDTV"), originally filed with the Commission on August 16, 1996 (the "BDTV Schedule 13D"). This Report on Schedule 13D also consti-tutes the Original Report (the "BDTV II Schedule 13D") of BDTV II INC., a Delaware corporation ("BDTV II"). Barry Diller, TCI, BDTV and BDTV II (each, a "Reporting Person") constitute a



                                Page 6 of 20 Pages


         "group" for purposes of Rule 13d-5 under the Securities Ex-change Act of 1934, as amended (the "Exchange Act"), with re-spect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." The TCI Schedule 13D, the Barry Diller Schedule 13D, the Reporting Group Schedule 13D, the BDTV Schedule 13D and the BDTV II Schedule 13D are collectively referred to as the "Sche-dule 13D." Capitalized terms not defined herein have the mean-ings provided in the prior Reports on Schedule 13D referred to in this paragraph.

                   The summary descriptions contained in this Report of certain agreements and documents are qualified in their en-tirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the ac-curacy or completeness of information supplied by such other Reporting Person.

         ITEM 1.   SECURITY AND ISSUER.

                   The information contained in Item 1 of the TCI Sched-ule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information (and such in-formation also constitutes the BDTV II Schedule 13D):

                   In conjunction with their approval of the HSN Merger, on December 19, 1996, the stockholders of the Company approved an amendment to the Company's Amended and Restated Certificate of Incorporation to change the name of the Company to HSN, Inc. The principal executive offices of the Company are at 11831 30th Court North, St. Petersburg, FL 33716.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   The information contained in Item 2 of the TCI Sched-ule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and sup-plemented by adding the following information (and such infor-mation also constitutes the BDTV II Schedule 13D):

                   The business address of BDTV II INC. is 1940 Coldwa-ter Canyon Drive, Beverly Hills, CA 90210. BDTV II is a com-pany formed by TCI and Mr. Diller to hold Company securities.

                   The name, business address and present principal oc-cupation or employment and the name, address and principal bus-iness of any corporation or other organization in which such


                                Page 7 of 20 Pages


         employment is conducted of each of the executive officers and directors of BDTV II are set forth in Schedule 1 attached hereto and incorporated herein by reference.

                   During the last five years, neither BDTV II, nor, to the best of BDTV II's knowledge, any of the persons named on
         Schedule 1, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandat-ing activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of BDTV II, each of its executive officers and direc-tors is a citizen of the United States, except as specifically set forth in Schedule 1 hereto.

                   The name, business address and principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of TCI are set forth in Schedule 2 attached hereto and incorpo-rated herein by reference. Such Schedule 2 shall supersede all prior schedules in this Schedule 13D setting forth such infor-mation for TCI.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   The information contained in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

         ITEM 4.   PURPOSE OF THE TRANSACTION.

                   The information set forth in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   The information set forth in Item 5 of the TCI Sched-ule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and sup-plemented by adding the following information:

                   The Savoy Merger was approved by Savoy's stockholders and the Company's stockholders and consummated on December 19, 1996 and the HSN Merger was approved by HSN's stockholders and the Company's stockholders on December 19, 1996 and was consum-mated on December 20, 1996. Immediately prior to the HSN Merger, 739,141 shares of HSN Class B Stock held by Liberty HSN, Inc., an indirect, wholly owned subsidiary of TCI ("Lib-erty HSN"), were exchanged for an equal number of shares


                                Page 8 of 20 Pages


         of Class B common stock of House Acquisition Corp. ("House") and 17,566,702 shares of HSN Common Stock held by Liberty HSN were exchanged for a like number of shares of common stock of House. Pursuant to the HSN Merger, 19,260,859 shares of HSN Class B Stock held by Liberty HSN were converted into 7,809,111 shares of Class B Stock, the contingent right to acquire 2,591,752 shares of Class B Stock and cash in lieu of fractional shares. All such shares of House Class B common stock and common stock were converted in the HSN Merger into Class B common stock and common stock of the surviving corporation. Pursuant to the Exchange Agreement (as defined below), such shares of the sur-viving corporation are exchangeable from time to time upon the occurrence of certain events for shares of Common Stock and Class B Stock of the Company at the same exchange ratios ap-plicable to the HSN Common Stock and HSN Class B Stock in the HSN Merger, subject to certain adjustments as described in the Exchange Agreement.

                   Also pursuant to the HSN Merger, 100,000 shares of HSN Common Stock held by Barry Diller were converted into 45,000 shares of Common Stock and options to acquire 13,300,000 shares of HSN Common Stock owned by Mr. Diller were converted into options to receive 5,985,000 shares of Common Stock, 1,496,250 of which are currently vested. Barry Diller also re-ceived options to acquire an additional 625,000 shares of Com-mon Stock, which options were granted in November 1995, but were subject to consummation of the Savoy Merger and the HSN Merger; options to acquire 156,250 of such shares are currently vested.

                   In addition, at the annual meeting of Company stock-holders held on December 19, 1996, the stockholders of the Com-pany approved an amendment to the Company's Amended and Re-stated Certificate of Incorporation which deleted the require-ment that the Common Stock and Class B Common Stock vote as separate classes on certain fundamental matters presented to stockholders of the Company at any time at which there are more than 2,280,000 sahres of Class B Common Stock outstanding. Based on information provided by the Company, such amendment became effective on December 20, 1996. As a result, the hold-ers of Common Stock and Class B Common Stock will vote together as a single class on substantially all matters presented to stockholders, except with respect to the election of 25% of the Company's directors (who shall be voted upon by the holders of Common Stock only) and as otherwise provided under Delaware law.

                   Following consummation of the HSN Merger and the Sa-voy Merger but without giving effect to the exchange of sur-viving corporation stock owned by the TCI entities for shares of Company stock or to the issuance of shares of Class B Stock pursuant to the contingent right of Liberty HSN, the Reporting


                                Page 9 of 20 Pages


         Group beneficially owns 12,484,191 shares of Company stock (9,809,111 shares of Class B Stock and 2,675,080 shares of Com-
         mon Stock).   Based on the number of shares outstanding of Sa-
         voy, HSN and the Company as of December 12, 1996 and after giv-ing effect to the Savoy Merger and the HSN Merger, such shares represent approximately 25.8% of the outstanding common equity and 71.8% of the outstanding common voting power of the Company with respect to matters as to which the holders of Class B Stock and Common Stock vote together as a single class. Assum-ing the issuance of all of the Class B Stock issuable pursuant to the contingent right and the exchange of all shares of the surviving corporation stock held by Liberty HSN for Company securities, the Reporting Group estimates that, based on the number of shares outstanding of Savoy, HSN and the Company as of December 12, 1996 (and after giving effect to the Savoy Merger and the HSN Merger), the Reporting Group would benefi-cially own approximately 39.5% of the outstanding common equity of the Company and shares of Common Stock and Class B Stock representing approximately 77.8% of the outstanding common vot-ing power with respect to matters as to which the holders of Class B Stock and Common Stock vote together as a single class. Such amounts do not include shares of Common Stock subject to options with respect to 6,379,385 shares of Common Stock held by Mr. Diller, none of which is currently vested or currently exercisable or becomes exercisable in the next 60 days.

                   On December 20, 1996, following consummation of the HSN Merger, pursuant to the Stockholders Agreement, Liberty HSN contributed the 7,809,111 shares of Class B Stock it received in the HSN Merger to BDTV II and Barry Diller contributed 4 shares of Common Stock to BDTV II, which contributions consti-tuted the initial capitalization of BDTV II. The certificate of incorporation of BDTV II is substantially identical to the amended and restated certificate of incorporation of BDTV, which was previously filed as an exhibit to this Schedule 13D.

                   The Reporting Group has not reached any definite con-clusions concerning its future course of action with respect to the Company and the shares of Common Stock and Class B Stock beneficially owned by it and will continue to consider all of its options. In reaching any conclusion as to its future course of action, each of the TCI entities, Barry Diller, BDTV and BDTV II will take into consideration various factors, in-cluding, but not limited to, the Company's business and pros-pects, other developments concerning the Company, other busi-ness opportunities available to each Reporting Person and the Reporting Group as a whole, developments with respect to the businesses of each Reporting Person, general economic condi-tions and money and stock market conditions, including, but not limited to, the market price of the Common Stock.




                               Page 10 of 20 Pages


                   Each of the TCI entities, Barry Diller, BDTV and BDTV II reserves the right, subject to applicable law, to: (i) ac-quire additional Common Stock or Class B Stock, in open market or privately negotiated transactions or otherwise; (ii) dispose of all or a portion of its holding of Common Stock or Class B Stock; (iii) continue to hold all or a part of such shares and exercise voting control over the Company, or to hold such shares as a passive investment; (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in the penultimate para-graph of this Item 5; or (v) change its intention with respect to any or all of the matters referred to in this Item 5.

                   Other than as described in this Schedule 13D or Amendment No. 2 to the Schedule 13E-3 with respect to HSN filed by HSN, the Company, TCI, House and Barry Diller dated November 20, 1996 (which contains the proxy statement/prospectus of the Company, HSN, and Savoy with respect to the Savoy Merger and the HSN Merger and is incorporated herein by reference), none of the TCI entities, Mr.Diller, BDTV or BDTV II nor, to the best of their respective knowledge, any of their respective executive officers, directors or controlling persons, has any present plans or proposals which relate to or would result in:
         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company;
         (f) any other material change in the Company's business or cor-porate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be autho-rized to be quoted in any inter-dealer quotation system of a registered national securities association; (i) a class of eq-uity securities of the Company becoming eligible for termina-tion of registration pursuant to Section 12(g)(4) of the Ex-change Act; or (j) any action similar to any of those enumer-ated above.

                   Notwithstanding anything contained herein, each of the TCI entities, Barry Diller, BDTV and BDTV II and the Re-porting Group as a whole reserves the right, depending on other relevant factors, to change their respective intentions with



                               Page 11 of 20 Pages


         respect to any and all of the matters referred to in this Item
         5.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                   The information set forth in Item 6 of the TCI Sched-ule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and sup-plemented by adding the following information:

                   On December 20, 1996, the Company and Liberty HSN entered into an Exchange Agreement (the "Exchange Agreement") which agreement has substantially the terms and conditions set forth in Exhibit C to the HSN Merger Agreement which was previ-ously described in and filed as an exhibit to this Schedule
         13D.   The description of the Exchange Agreement in this Sched-
         ule 13D is qualified in its entirety by reference to the Ex-change Agreement, which is attached hereto as an Exhibit and incorporated herein by reference.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

              1) Second Amended and Restated Joint Filing Agreement, dated as of December 23, 1996, by and between Tele-Communica-ions, Inc., Barry Diller, BDTV Inc. and BDTC II Inc.

              2) Exchange Agreement, dated as of December 20, 1996, by and between Liberty HSN, Inc. and the Company.























                               Page 12 of 20 Pages


                                    SIGNATURE



                   After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  December 24, 1996


                                       TELE-COMMUNICATIONS, INC.



                                       By:  /s/ Stephen M. Brett
                                          Name:  Stephen M. Brett
                                          Title:  Senior Vice President
                                                  and General Counsel




                                        /s/ Barry Diller
                                       Barry Diller



                                       BDTV INC.


                                       By:  /s/ Barry Diller
                                          Name:  Barry Diller
                                          Title:  President



                                       BDTV II INC.


                                       By:  /s/ Barry Diller
                                          Name:  Barry Diller
                                          Title:  President










                               Page 13 of 20 Pages


                                  EXHIBIT INDEX

                                                        Seq. Pg.  No.

         1.   Written Agreement between TCI
              and Mr. Diller regarding Joint
              Filing of Schedule 13D.*

         2.   Definitive Term Sheet regarding
              Stockholders Agreement, dated
              as of August 24, 1995, by and
              between Liberty Media Corporation
              and Mr. Diller.*

         3.   Definitive Term Sheet regarding
              Equity Compensation Agreement,
              dated as of August 24, 1995, by
              and between the Company and
              Mr. Diller.*

         4.   Press Release issued by the
              Company and Mr. Diller, dated
              August 25, 1995.*

         5.   Letter Agreement, dated November 13,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         6.   Letter Agreement, dated November 16,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         7.   First Amendment to Stockholders
              Agreement, dated as of November 27,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         8.   Agreement and Plan of Merger, dated
              as of November 27, 1995, by and among
              Silver Management Company, Liberty
              Program Investments, Inc., and Liberty
              HSN, Inc.*





         _____________________
         *    Previously filed.



                               Page 14 of 20 Pages


         9.   Exchange Agreement, dated as of
              November 27, 1995, by and between
              Silver Management Company and Silver
              King Communications, Inc.*

         10.  Agreement and Plan of Merger, dated
              as of November 27, 1995, by and among
              Silver King Communications, Inc.,
              Thames Acquisition Corp. and Savoy
              Pictures Entertainment, Inc.*

         11.  Voting Agreement, dated as of
              November 27, 1995, by and among
              Certain Stockholders of the Company
              and Savoy Pictures Entertainment, Inc.*

         12.  Letter Agreement, dated March 22,
              1996, by and between Liberty Media
              Corporation and Barry Diller.*

         13.  In re Applications of Roy M. Speer
              and Silver Management Company, Federal
              Communications Commission Memorandum
              and Order, adopted March 6, 1996 and
              released March 11, 1996.*

         14.  In re Applications of Roy M. Speer
              and Silver Management Company,
              Request for Clarification of Silver
              Management Company, dated April 10,
              1996.*

         15.  In re Applications of Roy M. Speer
              and Silver Management Company, Federal
              Communications Commission Memorandum
              Opinion and Order and Notice of Apparent
              Liability, adopted June 6, 1996 and
              released June 14, 1996.*

         16.  Amended and Restated Joint Filing
              Agreement of TCI, Mr. Diller and BDTV.*

         17.  Amended and Restated Certificate of
              Incorporation of BDTV INC.*




         _____________________
         *    Previously filed.



                               Page 15 of 20 Pages


         18.  Press Release issued by the Company
              and Home Shopping Network, Inc.,
              dated August 26, 1996.*

         19.  Agreement and Plan of Exchange
              and Merger, dated as of August 25,
              1996, by and among the Company,
              Home Shopping Network, Inc., House
              Acquisition Corp., and Liberty
              HSN, Inc.*

         20.  Termination Agreement, dated as of
              August 25, 1996, among the Company,
              BDTV INC., Liberty Program Investments,
              Inc., and Liberty HSN, Inc.*

         21.  Voting Agreement, dated as of
              August 25, 1996, by and among
              Certain Stockholders of Home
              Shopping Network, Inc. and the
              Company.*

         22.  Voting Agreement, dated as of
              August 25, 1996, by and among
              Barry Diller, Liberty Media
              Corporation, Arrow Holdings,
              LLC, BDTV INC., and Home Shopping
              Network, Inc.*

         23.  Letter Agreement, dated as of
              August 25, 1996, by and between
              Liberty Media Corporation and
              Barry Diller.*

         24.  Second Amended and Restated Joint
              Filing Agreement by and between
              TCI, Mr. Diller, BDTC Inc. and
              BDTV II Inc.

         24.  Exchange Agreement, dated as of
              December 20, 1996, by and between
              the Company and Liberty HSN, Inc.





         _____________________
         *    Previously filed.



                               Page 16 of 20 Pages


                                  SCHEDULE 1

            Directors, Executive Officers and Controlling Persons
                         of BDTV II INC. ("BDTV II")

                                                      Principal Business or
                          Principal Occupation        Organization in which
    Name                  and Business Address        such Business is Conducted

    Barry Diller          Chairman of the Board,      Ownership and Operation of
                          Chief Executive Officer     Television Stations
                          and Director of HSN,
                          Inc., 2425 Olympic Bou-
                          levard, Santa Monica, CA
                          90404; Chairman of the
                          Board, President and
                          Director of BDTV and
                          BDTV II




































                               Page 17 of 20 Pages


                                     SCHEDULE 2

                Directors, Executive Officers and Controlling Persons
                        of Tele-Communications, Inc. ("TCI")

                                                      Principal Business or
                          Principal Occupation        Organization in which
    Name                  and Business Address        such Business is Conducted

    John C. Malone        Chairman of the Board,      Cable television & tele-
                          President and Chief         communications; & program-
                          Executive Officer &         ming services
                          Director of TCI, 5619
                          DTC Parkway, Englewood,
                          CO 80111

    Donne F. Fisher       Consultant & Director of    Cable television & tele-
                          TCI, 5619 DTC Parkway,      communications; & program-
                          Englewood, CO 80111         ming services

    John W. Gallivan      Director of TCI; Chair-     Newspaper publishing
                          man of the Board of
                          Kearns-Tribune Corpora-
                          tion, 400 Tribune Build-
                          ing, Salt Lake City, UT
                          84111

    Tony Lee Coelho       Director of TCI; Chair-     Investment Services
                          man of the Board & Chief
                          Executive Officer of ETC
                          w/TCI, Inc.; Chairman &
                          Chief Executive Officer
                          of Coelho Associates,
                          L.L.P., 1325 Avenue of
                          the Americas, 26th
                          Floor, New York, NY
                          10019

    Kim Magness           Director of TCI & TCI       Management of personal
                          Communications, Inc.,       investments
                          Manages various personal
                          investments, 4000 E.
                          Belleview, Englewood, CO
                          80111

    Paul A. Gould         Director of TCI; Manag-     Securities firm
                          ing Director and Execu-
                          tive Vice President of
                          Allen & Company, Incor-
                          porated, 711 Fifth Ave-
                          nue, New York, NY 10022



                               Page 18 of 20 Pages


                                                      Principal Business or
                          Principal Occupation        Organization in which
    Name                  and Business Address        such Business is Conducted

    Robert A. Naify       Director of TCI; Presi-     Motion Picture Industry
                          dent and Chief Executive
                          Officer of Todd-AO Cor-
                          poration, 172 Golden
                          Gate Avenue, San Fran-
                          cisco, CA 94102

    Jerome H. Kern        Director of TCI; Busi-      Business Consulting:  Law
                          ness Consultant; Senior
                          Counsel to Baker &
                          Botts, L.L.P., 5619 DTC
                          Parkway, Englewood, CO
                          80111

    J. C. Sparkman        Director of TCI and Con-    Cable television & tele-
                          sultant, 5619 DTC Park-     communications; & program-
                          way, Englewood, CO 80111    ming services

    Gary K. Bracken       Senior Vice President &     Cable television & tele-
                          Controller of TCI Com-      communications; & program-
                          munications, Inc., 5619     ming services
                          DTC Parkway, Englewood,
                          CO 80111

    Stephen M. Brett      Executive Vice Presi-       Cable television & tele-
                          dent, Secretary & Gen-      communications; & program-
                          eral Counsel of TCI,        ming services
                          5619 DTC Parkway, Engle-
                          wood, CO 80111

    Brendan R. Clouston   Executive Vice President    Cable television & tele-
                          & Chief Operating Officer   communications; & program-
                          of TCI, 5619 DTC Parkway,   ming services
                          Englewood, CO 80111

    Barry Marshall        Executive Vice President    Cable television & tele-
                          of TCI Communications,      communications; & program-
                          Inc., 5619 DTC Parkway,     ming services
                          Englewood, CO 80111

    Larry E. Romrell      Executive Vice President    Cable television & tele-
                          of TCI, 5619 DTC Park-      communications; & program-
                          way, Englewood, CO 80111    ming services







                               Page 19 of 20 Pages


                                                      Principal Business or
                          Principal Occupation        Organization in which
    Name                  and Business Address        such Business is Conducted

    Bernard W.
      Schotters, II       Senior Vice President -     Cable television & tele-
                          Finance & Treasurer of      communications; & program-
                          TCI Communications,         ming services
                          Inc., 5619 DTC Parkway,
                          Englewood, CO 80111

    Robert N. Thomson     Senior Vice President -     Cable television & tele-
                          Government Affairs of       communications; & program-
                          TCI Communications,         ming services
                          Inc., 5619 DTC Parkway,
                          Englewood, CO 80111

    Fred A. Vierra        Executive Vice President    Cable television & tele-
                          of TCI; Chief Executive     communications; &
                          Officer of Tele-            programming services
                          Communications Interna
                          tional, Inc., 5619 DTC
                          Parkway, Englewood, CO
                          80111

    Peter R. Barton       Executive Vice President    Cable television &
                          of TCI, 5619 DTC            telecommunications; &
                          Parkway, Englewood, CO      programming services
                          80111

























                               Page 20 of 20 Pages